

November 30, 2010

Dan Valladao
Chief Executive Officer/President
GreenCell, Incorporated
5422 Carrier Drive, Suite 309
Orlando, Florida 32819

> **Re: GreenCell, Incorporated**
> **Amendment no. 4 to Registration Statement on Form S-1**
> **Filed November 12, 2010**
> **File No. 333-167147**

Dear Mr. Valladao:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Our Business, page 3

1.   Please clarify what you mean by your disclosure that you completed a "proof of concept and prototype" in the penultimate paragraph of this subsection. In this regard, we note that you have deleted from the last paragraph on page 24 your previous disclosure that the prototype is complete, and your disclosure on page 25 indicates that the prototype will not be complete until the end of 2010. Briefly highlight in your prospectus summary the material hurdles that remain until such a proof of concept and prototype can result in a complete igniter that you can sell.

2.   We note your response to our prior comment 3 and reissue our comment. Please reconcile your statement on pages 3, 35 and in Note 1 on page F-23 that you do not expect to generate revenues until the fourth quarter of 2011 with Note 1 on page F-5 in which you state that you do not anticipate generating revenues before the first quarter of the fiscal year beginning April 1, 2011.

Although as a result of this offering, page 11

3.   Your disclosure appears to imply that the Section 16 reports may be required before you file your Exchange Act registration statement. Please revise to remove any implication contrary to Section 16.

4.   Please provide us the authority on which you rely to be eligible to use Form 8-A in 2011 if your reporting obligation for 2011 has been automatically suspended per Section 15(d) of the Exchange Act.

There are potential conflicts of interests, page 12

5.   Your disclosure added here in response to prior comment 7 appears to indicate that the 2% royalty is not payable on all gross sales, contrary to your disclosure on page 30. Please reconcile.

Our stock is currently considered penny stock, page 13

6.   Refer to the second sentence of prior comment 38. Please tell us the authority on which you rely for the exemptions you cite in the fourth sentence of this risk factor.

Selling Security Holders, page 15

7.   We reissue prior comment 12. It is unclear for example how you believe this section describes the consulting relationships that Byrd Financial has with your affiliate as mentioned in the Form 8-K filed by General Automotive on November 6, 2009.

8.   We note your response to our prior comment 31 that Emerging Markets Consulting, LLC and Byrd and Company, LLC are selling shares for their own account and their own investment purposes. Please tell us why you have not included the shares being sold by Emerging Markets Consulting, LLC and Byrd and Company, LLC in the table.

Related Shareholders, page 18

9.   We note your response to our prior comment 14 and reissue our comment in part. Please tell us the purpose of the "**" next to "General Automotive and General Automotive employees or related family members."

Business, page 22

10.   Please respond to the last sentence of prior comment 16. It remains unclear why you believe you are at risk of being subject to patent infringement claims.

11.   Refer to the table on page 22.

- Please clarify how you or your stockholder could have already accomplished building working prototypes of fuel cells given the steps that you indicate in this table are still to be accomplished.
- From your disclosure on page 3 and elsewhere in your prospectus regarding UltraTemp C, it is unclear why you indicate in this table that the technology is still "to be accomplished." Please revise or advise.

Task 1. Igniter Development and Testing (CERIS), page 24

12.   We note your response to our prior comment 25 and reissue our comment. Please ensure that your disclosure here and throughout your document is current. For example, we note your statement in the second paragraph of this section that "a round of first prototypes will be analyzed in July 2010."

Igniter Development Precursor Work, page 26

13.   We reissue prior comment 23. Your disclosure appears to state that the finished igniters will only consist of the substrate and the conductive ink layer. Please clarify to explain clearly to investors who may not work in your industry how the process you describe in this section will form an igniter.

14.   With a view toward clarified disclosure in appropriate sections of your prospectus, please tell us how you accomplished each of the tasks identified in this table as performed by GreenCell given your disclosure on page 28 that SenCer owns the equipment and you do not rent equipment from SenCer.

Current Development Timeline, page 26

15.   With a view toward disclosure, please tell us with which OEM you worked to develop the "Initial OEM Prototype," the level of that OEM's involvement in the development, and any arrangements you have with that OEM. Also tell us the results of the October 2010 "First OEM Presentation."

Plan of Operations, page 35

16.   We note your response to our prior comment 32. However, it remains unclear how to reconcile the amount and timing of your expenses mentioned in section 4.7 of Exhibit 10.1. We note your statement that you have revised your uses of proceeds. However, please tell us how you determined that the projected costs of developing prototypes of your future products has changed.

17.   We note your discussion of the early stage prototype. Please revise to clarify the differences between an early stage prototype and a full prototype and what steps would be needed to create a full prototype from an early stage prototype.

Contractual Obligations, page 37

18.   We reissue prior comment 27 as it applies to the cost claims in this section.

Description of Property, page 39

19.   Please clarify if the lease entitles you to use all of the equipment owned by SenCer which is located on the property you lease from Finger Lakes Economic Development Center or if you must separately lease this equipment from Sencer. For example, we note your statement on page 22 that you may lease manufacturing equipment from SenCer.

Transactions with Related Persons…, page 39

20.   We note your response to our prior comment 35 and reissue our comment because that comment did not address your selected accounting principle. Rather, the comment sought disclosure regarding how you determined the amount to pay for the property you acquired from the related party. Please revise your disclosure to describe who determined the amount for you to pay for the property, the relationship of that person to you, the relationship of that person to SenCer, and how that person determined the amount the license was worth.

Shares for Services, page 40

21.   We note your disclosure added in response to prior comment 37. Please reconcile the information in the footnotes to this table with the information in footnotes 1 and 2 of your Selling Security Holders table.

Reports to Shareholders, page 42

22.   We note your statement that you will file a Form 10-K for the year ended December 31, 2010. Please revise to indicate the correct fiscal year end.

Security Ownership, page 45

23.   Please reconcile footnote 1 with the third sentence of footnote 3.

Executive Compensation, page 46

24.   We note your response to our prior comment 41. However, please revise the table to disclose the actual amount of salary received by your named executive officers during

your fiscal year ended March 31, 2010. Please also show us your calculations in determining that Mr. Burt has received $23,750 through September 30, 2010 given your disclosure on page 33 that Mr. Burt's base salary is $2,500 per month.

Financial Statements, page F-1

25.   Please update the financial statements when required by Rule 8-08 of Regulation S-X. An updated accountant's consent should also be included with any amendment to the filing.

26.   We recognize your response to our comment 43. However, it does not address the essence of comment 43. Rather, it indicates that you have determined that no value should be assigned to the License Agreement. Comment 43 addresses our concern that the company succeeded to a separately identifiable line of business. Therefore, we re-issue comment 43 in its entirety:

We note from your [September 17, 2010] response to our prior comment 42 in our letter of August 4, 2010 that you did not succeed to a separately identified line of business of SenCer. We note from your disclosure on page 32 and elsewhere in your filing, that the Technology License agreement provides that SenCer grant to you a perpetual, irrevocable, exclusive, non- transferable, unlimited, unrestricted, and worldwide license to use its existing ceramic composite technology as well as any such technology developed thereafter using the UltraTemp, Ceris or Ceros products for the transportation and appliance gas ignition markets, including gas igniters, appliance igniters, flue gas sensors, automotive sensor heaters, automotive gas sensors, fuel cell stack and components, and head and gas distribution products. As it is unclear how the rights to these technologies and products would not constitute a separately identifiable line of business of SenCer where you have succeeded to substantially all of its [this separately identifiable line of] business, please tell us how you considered, and discuss your conclusion on, how the underlying technologies and products covered by the Technology License agreement does not represent a separately identifiable line of business of SenCer that represents predecessor operations of the registrant and whether financial information for this separately identifiable line of business of SenCer underlying the Technology License agreement should be presented to provide relevant and meaningful information to investors.

27.   We recognize your response to our comment 44. However, it does not address the essence of comment 44. Rather, it refers to your response to comment 43, which indicates that you have determined that no value should be assigned to the License Agreement. Therefore, we re-issue comment 44 in its entirety:

In this regard, please provide us with the historical revenue and expenses associated with the separately identifiable line of business of SenCer underlying the Technology License agreement for the latest interim period and the two most current annual periods before the date of the Technology License agreement. [We refer to page 22 under <u>SenCer's business</u> where you indicate SenCer expended capital costs prior to your formation.] Also, please provide us with assets and liabilities on SenCer's financial statements associated with the separately identifiable line of business of SenCer underlying the Technology License agreement before the date of the Technology License agreement.

28.   We recognize your responses to comments 45 and 46, which refer us to your response to comment 43. That response indicates you have determined that no value should be assigned to the License Agreement since you were unable to identify specific historic costs associated with the License Agreement. It appears that this is properly reflected in the unaudited balance sheets at June 30, 2010 and accompanying balance sheet at March 31, 2010 as presented on page F-1. However, the technology license continues to be valued at $215,000 in your audited balance sheet at March 31, 2010 as presented on page F-19 and your statement of changes in stockholders' equity on page F-21. Please revise accordingly.

29.   To this regard, please tell us, with the revaluation of the technology license in accordance with GAAP, why you should not provide the disclosures for the correction of an error in accordance with FASB ASC 250-10-50-7.

<u>Exhibit 23.1 Accountant Consent</u>

30.   We recognize your response to our prior comment 50; however, we continue to note the following in your Exhibit 23.1 Consent of Independent Registered Public Accounting Firm: The accounting firm is consenting to the use of its "Consent". The accounting firm should be consenting to the use of its report and refer to the date of its report in addition to, as is provided, identifying the filing. Please revise accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Dennis Hult at (202) 551-3618 or Jeffrey Jaramillo, Branch Chief, at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

CC (by facsimile):   Frederick M. Lehrer, Esq.
                       Law Office of Frederick M. Lehrer P A